This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

December 17, 2003

3.

Press Release

The press release was issued on December 17, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU/TSX) announces assay results from an additional 38 drill holes at its Bisha Project located in western Eritrea. These results confirm the existence of high-grade gold and copper in the oxide and supergene zones in the southern extension area of the main Bisha Zone. The current drill program also intersected significant additional high grade zinc zones within the primary massive sulphides.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on December 19, 2003.

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

FURTHER ASSAY RESULTS FROM BISHA PROJECT, ERITREA

Dec. 17, 2003

Nevsun Resources Ltd. (NSU/TSX)  announces assay results from an additional 38 drill holes at its Bisha Project located in western Eritrea. These results confirm the existence of high-grade gold and copper in the oxide and supergene zones in the southern extension area of the main Bisha Zone. The current drill program also intersected significant additional high grade zinc zones within the primary massive sulphides.

Some of the high-grade assays include: Hole B-82 grading 6.96 g/t Au over 18.0 meters, Hole B-89 grading 13.62 g/t Au over 18.0 meters,  Hole B-105 grading 13.21 g/t Au over 13.21 meters,  Hole B-72 grading 13.10% Cu over 19.3 meters, Hole B-74 grading 7.39% Cu over 24.0 meters, Hole B-81 grading 7.25% Cu over 28.5 meters, Hole B-85 grading 4.84% Cu over 27.0 meters. There are several high-grade zinc intercepts in the primary sulphides such as Hole B-40 grading 9.20% Zn over 32.1 meters, Hole B-72 grading 9.38% Zn over 27.5 meters, Hole B-78 grading 8.70% Zn over 35.2 meters and  8.0% Zn over 22.5 meters, Hole B-99 grading 7.78% Zn over 41.1 meters and Hole B-102 grading 13.03% Zn over 27.6 meters.

The results from Bisha  Main are listed below by mineral zones: O-Oxide, S-Supergene sulphides, Str-Stringers, P-Primary sulphides. The primary sulphides are further divided into copper and zinc zones.

Hole #	From	To	Interval (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	ZONE	Section
Oxide
B-72	34.0	50.7	16.7	1.47	188.41	0.02	0.92	0.02	O	1715550
B-74	19.1	49.0	29.9	4.59	16.15	0.22	0.78	0.13	O	1715550
B-82	19.0	37.0	18.0	6.96	11.92	0.27	1.04	0.09	O	1715450
B-85	31.0	46.0	15.0	2.98	51.00	0.20	0.88	0.06	O	1715350
B-89	10.0	28.0	18.0	13.62	6.06	0.13	0.40	0.09	O	1715300
B-93	16.6	55.0	38.4	4.30	113.46	0.19	1.50	0.13	O	1715650
B-105	17.5	41.0	23.5	13.21	28.02	0.13	0.47	0.13	O	1715600
Supergene
B-72	50.7	70.0	19.3	1.26	121.73	13.10	0.02	0.17	S	1715550
B-74	49.0	73.0	24.0	0.79	67.20	7.39	0.53	0.06	S	1715550
B-81	53.5	82.0	28.5	0.74	57.76	7.25	0.22	0.08	S	1715450
B-84	67.0	84.2	17.2	0.74	22.27	0.86	0.11	1.84	S	1715350
B-85	46.0	73.0	27.0	0.92	37.08	4.84	0.26	0.49	S	1715350
B-88	61.6	71.9	10.3	0.41	17.61	1.18	0.05	0.73	S	1715300

Hole #	From	To	Interval (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	ZONE	Section
B-92	61.6	71.5	9.9	0.48	21.53	0.46	0.10	1.48	S	1715250
B-93	55.0	64.0	9.0	1.11	319.33	2.29	0.46	0.03	S	1715650
B-95	45.8	47.9	2.1	0.38	34.86	0.69	0.16	2.17	S	1715250
B-96	61.0	97.0	36.0	0.37	17.35	2.24	0.06	0.10	S	1715650
B-108	65.7	128.5	52.8	0.70	23.43	0.49	0.14	1.60	S	1715500
Primary-Cu rich
B-76	202.0	223.0	21.0	0.72	30.75	1.55	0.01	0.39	P	1715450
B-78	169.0	181.9	12.9	0.67	33.02	1.68	0.01	0.29	P	1715450
B-87	79.0	110.5	31.5	0.003	0.50	1.44	0.00	0.03	Str	1715950
B-99	164.5	173.0	8.50	0.58	31.51	1.72	0.01	0.78	P	1715150
B-107	196.0	212.5	16.5	0.50	52.46	2.52	0.00	0.20	P	1715150
Primary-Zn rich
B-40	112.8	144.9	32.1	0.64	59.66	1.02	0.34	9.20	P	1715250
B-72	82.9	110.4	27.5	0.90	86.33	2.51	0.29	9.38	P	1715550
B-76	80.5	122.8	42.3	0.52	17.79	0.33	0.11	1.87	P	1715450
and	188.5	202.0	13.5	0.85	47.00	1.48	0.13	6.44	P
B-78	133.8	169.0	35.2	0.88	34.26	0.68	0.12	8.70	P	1715450
and	192.0	214.5	22.5	0.88	43.12	0.79	0.34	8.00	P
B-99	134.5	147.7	13.2	0.63	49.03	1.32	0.14	4.95	P	1715150
and	211.0	252.0	41.1	0.57	55.97	1.0	0.26	7.78	P
B-102	150.4	178.0	27.6	0.93	81.05	1.35	0.48	13.03	P	1715600
B-107	226.0	233.5	7.5	0.71	36.8	0.73	0.24	8.14	P	1715150
and	254.5	298.5	44.0	0.69	51.96	0.98	0.16	5.48	P
and	170.45	214.0	43.55	0.66	34.15	1.01	0.11	2.81	P
incl	175.0	181.0	6.0	0.45	50.85	0.68	0.53	13.28	P

Drill hole B-40 was deepened during the current program. Following the original drilling of B-40 it was inferred by drill hole data from subsequent holes that the hole had probably been stopped short of a massive sulphide zone. To test the hypothesis, drill hole B-40 was extended during the current program and did indeed intercept significant copper/zinc primary massive sulphides. The newly intersected primary sulphides are presented above.

Holes B-86, B-94, B-100, B-104 and B-106 intersected mineralization, but with less combined metal content than the holes tabulated above. Exploration hole B-90 targeted an EM anomaly to the west of the deposit. It did not intersect significant sulphide mineralization. Holes B-91, B-97 and B-98 did not intersect sulphide mineralization either due to not being drilled deep enough or else due to intersecting later event felsic dykes. Exploration hole B-103 was drilled to the east of the main zone and did not intersect mineralization.

Hole B-101 was drilled and subsequently extended to determine if the massive sulphides encountered in holes B-99 and B-107 were still present up–dip from that encountered in the previously mentioned holes. They have now been interpreted to be have been cut off by a later felsic dyke. The mineralization identified in hole B-107 indicates that strong base metal mineralization is still present at depths in excess of 200 meters.

 The recently completed drill program was designed to in-fill  the previously reported Bisha Main mineralization to a minimum distance between sections of 50 meters apart. This was achieved over a total strike length of 1150 meters. In addition, one unit of 100 meter strike length has been largely in-filled to a minimum of 25 meter drill hole spacing in the region of the main gossan outcrop. A 25 meter drill spacing is considered to be the likely pattern required for reserve definition at the Bisha Main. Reverse circulation drilling had already been selected  as the preferred future drill method to complete the 25 meter in-fill program for the Bisha Main resource/reserve definition work. A multi-purpose drill rig is currently being mobilized to site to conduct this reverse circulation drill program. This will release both of the Longyear 44 diamond drill rigs for further exploration drilling at the Bisha Project.

The first drill programs at the Bisha Main were focused on outlining a significant gold bearing oxide resource and copper/gold bearing supergene sulphides resource for the development of an economic mining operation. Current indications are that the 1150 meter Bisha Main strike length may already have sufficient resource potential to proceed to a feasibility study on these mineral horizons alone. Nevsun plans to commence an appropriate feasibility study for the oxide and supergene zones during the first quarter of 2004.

The new multipurpose drill rig is being scheduled to collect the representative metallurgical samples that will be required for metallurgical testing of the gold bearing oxides and the copper supergene massive sulphides of the Bisha Main zones. Metallurgical drilling will utilize PQ core in order to provide adequate size for mill and crusher abrasion and work index studies as well as to provide bulk samples for gold and copper recovery test work. Initial metallurgical testwork has indicated that the Bisha Main oxide material may be amenable to traditional CIL processing, and that the supergene copper sulphides may be processed to a copper flotation concentrate.

As the exploration and in-fill drilling has progressed at the Bisha Main it has become apparent that the primary sulphides below the oxide gold zone and copper supergene zone may also become a significant resource. Preliminary metallurgical testing of representative copper rich and zinc rich sulphide intersections within the primary massive sulphides zones will commence early 2004.

In addition to the Bisha Main drilling outlined above,  holes B-77, B-79, B-80 and B-83 were drilled into the Northwest zone. They did not intersect significant sulphide mineralization. A series of later felsic dykes appear to have intruded the sulphide mineralization much the same as occurs at the south end of the Bisha Main Zone.

A recent detailed study of the geological and geophysical data available to date suggest that it is possible that the NW Zone and the Bisha Main Zone are one in the same body but offset 1.6 kilometers by a northwest trending fault. The NW Zone appears to be relatively flat lying. Recent interpretations indicate that the sulphides are likely quite highly leached accounting for the low silver, lead and zinc values. Additional drilling is required in the NW zone to more fully define the vertical and horizontal extent of the recognized sulphide mineralization.

Bill Nielsen, Vice-President of Exploration for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Nevsun implemented a QA/QC program, consisting of certified standards, for the drill program. The analytical methods used for gold and silver are fire assay with atomic absorption or gravimetric finish. Induced Coupled Plasma (ICP) is used for silver trace level values. The analytical methods used for the base metals are aqua-regia digestion and atomic absorption finish or ICP for trace level values. Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Forward Looking Statements:The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "Dr. John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com